KIRKLAND LAKE GOLD REPORTS STRONG FINANCIAL AND OPERATING RESULTS IN Q1 2020

Toronto, Ontario - May 6, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the first quarter of 2020 (“Q1 2020”). A number of key developments occurred in Q1 2020, including the unprecedented challenges related to the COVID-19 pandemic and extensive measures taken by the Company to protect its workforce; the acquisition of Detour Gold Corporation (“Detour Gold”) on January 31, 2020, with Detour Lake Mine contributing significant free cash flow in its first two months with the Company; as well as the suspension of operations at non-core assets. Also during Q1 2020, the value creation potential of the Company’s three cornerstone assets was demonstrated, with strong year-over-year growth in net earnings and earnings per share and record levels of gold sales, revenue, EBITDA and free cash flow being achieved. The Company’s full consolidated financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com. All dollar amounts are in U.S. dollars, unless otherwise noted.

Key Developments Impacting Q1 2020:

•
Detour Gold acquisition: Completed acquisition of Detour Gold on January 31, 2020, adding a third cornerstone asset, Detour Lake Mine; Detour Lake is a large-scale open pit mine located in Northern Ontario with significant potential for growth in Mineral Reserves and production, improved unit costs and regional exploration success

•
COVID-19 response: Implemented extensive health and safety protocols to protect workers from COVID-19 virus; transitioned Detour Lake and Macassa mines to reduced operations and temporarily suspended operations at Holt Complex; Company commencing gradual recall of workers at Detour Lake and Macassa (Holt Complex remains on suspension); COVID-19 to impact production and costs during much of 2020

•
$20 million donation: Subsequent to quarter end, Kirkland Lake Gold announced plans to donate US$20 million over the next 12 months to medical, social and community organizations in the areas of Canada and Australia where the Company operates; donations to provide support to local health units and facilities, food banks, municipal services and other essential social support groups which may encounter difficulties due to slowing economies and reduced funding as a result of COVID-19

•
Company guidance withdrawn: Based on the move to reduced operations due to the COVID-19 pandemic, the Company withdrew its full-year 2020 guidance on April 1, 2020; Revised guidance to be issued as Detour Lake and Macassa make progress towards returning to more predictable levels of production; Holt Complex guidance discontinued; Company also withdraws three-year production guidance to assess long-term effects of COVID-19 and potential impact of pandemic on production profile of Fosterville, Macassa and Holt Complex and while it works to incorporate Detour Lake into the Company’s long-term business plans.

Highlights of Q1 2020 Performance

•
Net earnings grow 84%: Net earnings of $202.9 million ($0.79 per share), 84% higher than $110.1 million ($0.52 per share) in Q1 2019 and 20% higher than $169.1 million ($0.81 per share) in Q4 2019: Adjusted net earnings[1] totalled$179.2 million ($0.70 per share) versus $113.8 million ($0.54 per share) in Q1 2019 and $185.3 million ($0.88 per share) in Q4 2019

•
Revenue growth of 82%: Revenue totalled $554.7 million, 82% increase from $304.9 million in Q1 2019 and 35% higher than $412.4 million in Q4 2019 (Revenue from Detour Lake of $179.4 million in Q1 2020); gold sales totalled 344,586 ounces, 48% higher than 232,929 ounces in Q1 2019 and 278,438 ounces in Q4 2019; Average gold price of $1,586 per ounce versus $1,307 per ounce in Q1 2019 and $1,481 per ounce the previous quarter

•	EBITDA[1,2] increases 94%: EBITDA of $391.5 million, 94% increase from $201.6 million in Q1 2019 and 37% higher than $285.6 million the previous quarter

•
Adjusted free cash flow[1] of $191.4 million: Net cash provided by operating activities of $241.5 million and free cash flow of $130.9 million; Excluding the impact of $60.5 million of non-recurring transaction and restructuring costs, mainly related to the Detour Gold acquisition, adjusted net cash provided by operating activities totalled $302.0 million versus $175.8 million in Q1 2019 and $247.1 million the previous quarter, while adjusted free cash flow[1] totalled $191.4 million versus $94.5 million in Q1 2019 and $132.8 million in Q4 2019 (Detour Lake Mine contributed $78.0 million of free cash flow from January 31, 2020 to March 31, 2020)

•	Strong financial position: Cash at March 31 ,2020 totalled $530.9 million with no debt

•
Growth capital expenditures: Growth capital expenditures, excluding capitalized exploration expenditures, totalled $22.6 million, including $11.1 million related to the #4 Shaft project; Based on progress to date, shaft project scope and schedule modified with total project completion to depth of 6400 feet now targeted for late 2022, over a year ahead of original schedule

•
Exploration expenditures: Total exploration expenditures totalled $36.0 million, including $5.9 million of expensed expenditures and $30.1 million of capitalized expenditures; Subsequent to quarter end, the Company announced encouraging drill results at Macassa, including identification of new, large corridor of high-grade mineralization in close proximity to #4 shaft and continued expansion of the South Mine Complex (“SMC”)

•	9.7 million shares repurchased: 9,713,500 shares repurchased in Q1 2020 for $329.8 million (C$443.1 million)

•	Quarterly dividend doubled: Q1 2020 dividend doubled to US$0.125 per share, paid on April 13, 2020 to shareholders of record on March 31, 2020

•	Solid operating results:

◦
Production of 330,864 ounces, 43% increase from 231,879 ounces in Q1 2029 and 18% higher than 279,742 ounces in Q4 2019 (excluding Detour Lake, production totalled 239,309 ounces, with change from prior quarters relating mainly to grades at Fosterville, which at 42.4 g/t increased 46% from Q1 2019 and compared to record grade of 49.3 g/t in Q4 2019)

◦	Production costs totalled $161.6 million ($87.8 million from Detour Lake Mine) versus $70.0 million in Q1 2019 and $71.2 million the previous quarter

◦
Operating Cash costs per ounce[1] of $440 ($319 excluding Detour Lake) compared to $290 in Q1 2019 and $255 in Q4 2019; excluding Detour Lake, change from previous periods largely reflected lower sales and higher levels of operating developments at Macassa during Q1 2020 (lower sales due mainly to reduced average grade from record high of 29.6 g/t in Q1 2019 and lower tonnage versus Q4 2019 largely reflecting impact of reduced operations due to COVID-19)

◦
AISC per ounce sold[1] of $776 versus $560 in Q1 2019 and $512 the previous quarter; excluding Detour Lake, AISC per ounce averaged $619, with the increase from prior periods due to lower sales and higher operating cash costs at Macassa (variance to Q4 2019 also resulted from increased sustaining capital expenditures from low levels during Q4 2019 due largely to increase in capital development metres and the timing of equipment procurement).

(1)	See “Non-IFRS Measures” later in this press release and starting on page 24 of the MD&A for the three months ended March 31, 2020.

(2)	Refers to Earnings before Interest, Taxes, Depreciation, and Amortization.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “Throughout my career, I have seen that, in times of adversity, quality people rise to the occasion. Faced with the challenges of the COVID-19 pandemic, our team did extremely well protecting themselves and each other, while also turning in a very solid performance for the quarter. As a company, we have also risen to the occasion to support our local communities. We are donating US$20 million to assist community groups in the areas of Canada and Australia where we operate in recognition of the essential services that these groups provide and the challenges they are, or may be, faced with in obtaining funding and social assistance as a result of a slowing economic environment.

Turning to our Q1 2020 performance, we achieved strong earnings growth year over year and generated significant free cash flow. Our production increased from Q1 2019, even excluding Detour Lake, with Fosterville continuing to be a key driver of our performance. Looking at Detour Lake, the mine contributed $78 million of free cash flow in its first two months since the acquisition, and that included a period of running at reduced operations. In addition, we took steps to remove non-core assets from our portfolio, including placing the Holloway Mine, part of the Holt Complex, on care and maintenance, and suspending test mining and processing, as well as all exploration activities, in the Northern Territory. We also temporarily suspended operations at the remainder of the Holt Complex as part of our COVID-19 protocols. We have since extended the period of temporary suspension at these assets. Our non-core assets have not been contributing to shareholder returns for the Company, and when you consider the exceptional value of our three cornerstone assets, Fosterville, Macassa and Detour Lake, the right course of action clearly is to focus our investments and management time on realizing their full potential.

“Speaking of value potential, all three of these assets have substantial exploration upside, which we expect will drive future growth in Mineral Reserves, mine lives and possibly production levels. Last week, we saw a good illustration of this upside, with encouraging drill results being released at Macassa. These results included the continued expansion of the SMC. Very significantly, they also included the identification of a new, large corridor of high-grade mineralization along the historic Main Break below the former workings at the Kirkland Minerals property. At 700 metres long and 300 metres high, this corridor has considerable potential, which is enhanced even more by the fact it is located in close proximity to the location of the new #4 Shaft, which we now expect to complete by late 2022, over a year ahead of the original schedule. We also have equally attractive exploration targets at Fosterville and Detour Lake and, though our exploration programs have been disrupted by COVID-19, we are taking steps to resume work and continue to see exploration success at our cornerstone assets as an important potential catalyst for value creation in 2020.”

COVID-19
In response to the extensive global health risks resulting from the COVID-19 pandemic, the Company introduced a number of measures in March to protect employees, their families and the Company’s communities. The health and wellbeing of the Company’s workforce is Kirkland Lake Gold’s top priority. Among these measures, the Company took steps to reduce the number of people at mine sites by transitioning to reduced operations at Detour Lake (effective March 23, 2020) and Macassa (April 2, 2020), and temporarily suspended operations at the Holt Complex (April 2, 2020). In addition, the Company introduced an extensive list of health and safety protocols including remote work wherever possible, medical screening, enhanced cleaning and hygiene practices, increased food safety, social distancing of workers and the increased reliance on technology such as hosting virtual meetings. As part of the health and safety protocols, the Company also suspended all non-essential work at, and visits to, all of the Company’s mine sites, including all exploration drilling and reduced levels of work at a number of projects, including the #4 Shaft project at Macassa and surface infrastructure projects at Fosterville. Operations have continued at Fosterville throughout the COVID-19 crisis, with the Company’s health and safety protocols having been introduced.

On May 6, 2020, the Company announced that it was beginning to recall employees who were off work as part of the COVID-19 protocols. The Company expects the ramp up of business activities to be gradual with the timing to be determined by ongoing government actions and other developments related to the pandemic. The Company does not anticipate achieving full production levels during the second quarter of 2020 and anticipates seeing some impact on production and costs during most of the year. At the current time, it is not possible to estimate the extent to which the COVID-19 pandemic will impact the Company’s business performance in 2020.

Guidance Withdrawn
On April 1, 2020, the Company withdrew its 2020 guidance, which had been released on December 18, 2019 and updated on February 19, 2020 to reflect the acquisition of Detour Gold. As a result, there is no review of performance against 2020 guidance included in this press release. The Company plans to release new guidance for 2020 once

Detour Lake and Macassa have returned to more predictable levels of production. Included in the new guidance will be revised production and cost targets for Detour Lake, Macassa and Fosterville. 2020 guidance for the Holt Complex is being discontinued given that these assets remain on temporary suspension with no timeline for a resumption of operations currently being contemplated. The Company is also withdrawing its three-year production guidance while it assesses the long-term effects of COVID-19 and the potential impact of the pandemic on the production profile of Fosterville, Macassa and Holt Complex, and while it works to incorporate Detour Lake into the Company’s long-term business plans.

Acquisition of Detour Gold
On January 31, 2020, the Company acquired all issued and outstanding shares of Detour Gold Corporation (“Detour Gold”), through a plan of arrangement announced on November 25, 2019. Pursuant to the plan of arrangement, Detour Gold shareholders received 0.4343 Kirkland Lake Gold common shares in exchange for each Detour Gold share held immediately prior to closing of the Arrangement. In aggregate, the Company issued 77,217,129 common shares of Kirkland Lake Gold to former Detour Gold shareholders as consideration for their Detour Gold shares. In addition, all outstanding stock options of Detour were exchanged under the agreement. Subsequent to the share issuance, Kirkland Lake and former Detour shareholders owned 73% and 27%, respectively of the shares of the combined Company. With the completion of the transaction, Detour Gold has become a wholly owned subsidiary of Kirkland Lake Gold, and the Company is now the owner and operator of Detour Lake, a large-scale, open-pit gold mine in Northern Ontario. The acquisition adds a third cornerstone asset to the Company’s portfolio, with 2019 production at Detour Lake of 601,566 ounces. Like Macassa and Fosterville, Detour Lake combines free cash generating operations with significant in-mine growth potential and attractive regional exploration upside.

From January 31, 2020 to the end of Q1 2020, Detour Lake produced 91,555 ounces of gold, with gold sales totalling 110,456 ounces, operating cash costs per ounce of $696 and AISC per ounce sold of $1,108. For the same period, revenue from Detour Lake totalled $179.4 million, earnings from operations were $45.3 million and the mine generated $78.0 million of free cash flow (non-IFRS measure). The $78.0 million of free cash flow in Q1 2020 (excludes transaction related costs).

Non-Core Assets
Recognizing the Company intention to focus on its three cornerstone assets, Fosterville, Macassa and Detour Lake, the Company designated the Holt Complex and assets in the Northern Territory of Australia as non-core on February 19, 2020 with plans to consider all options to maximize value. In March, the Company discontinued activities at two locations: it transitioned the Holloway Mine, part of the Holt Complex, to care and maintenance, and also suspended test mining and processing, as well as all exploration drilling, in the Northern Territory. The Company also announced the temporary suspension of operations at the remainder of the Holt Complex (Taylor and Holt mines and Holt Mill) as part of the Company’s COVID-19 protocols. As at May 6, 2020, these assets remained on temporary suspension.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE

Table 1. Financial Highlights

(in thousands of dollars, except per share amounts)	Three Months ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019
Revenue	$554,738	$304,912	$412,379
Production costs	161,592	70,040	71,169
Earnings before income taxes	294,525	159,589	232,042
Net earnings	$202,878	$110,146	$169,135
Basic earnings per share	$0.79	$0.52	$0.81
Diluted earnings per share	$0.77	$0.52	$0.80
Cash flow from operating activities	$241,506	$175,802	$247,100
Cash investment on mine development and PPE	$110,637	$81,314	$114,319

Table 2. Operating Highlights

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019
Tonnes milled	4,118,105	418,960	462,371
Average Grade (g/t Au)	2.6	17.6	19.1
Recovery (%)	95.9%	97.9%	98.3%
Gold produced (oz)	330,864	231,879	279,742
Gold Sold (oz)	344,586	232,929	278,438
Average realized price ($/oz sold)(1)	$1,586	$1,307	$1,481
Operating cash costs per ounce ($/oz sold)(1)	$440	$290	$255
AISC ($/oz sold)(1)	$776	$560	$512
Adjusted net earnings(1)	$179,169	$113,764	$185,303
Adjusted net earnings per share(1)	$0.70	$0.54	$0.88
Adjusted free cash flow(1)	$191,363	$94,488	$132,781

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 24 - 29 of the MD&A for the three months ended March 31, 2020.

Table 3. Review of Financial Performance

(in thousands except per share amounts)	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Three Months Ended December 31, 2019

Revenue	$554,738	$304,912	$412,379
Production costs	(161,592)	(70,040)	(71,169)
Royalty expense	(21,249)	(8,284)	(11,002)
Depletion and depreciation	(92,839)	(41,300)	(52,865)
Earnings from mine operations	279,058	185,288	277,343

Expenses
General and administrative(1)	(12,562)	(12,099)	(10,576)
Transaction costs	(33,838)	—	(1,236)
Exploration	(5,931)	(12,022)	(9,336)
Care and maintenance	(2,890)	(196)	(239)
Earnings from operations	223,837	160,971	255,956

Finance and other items
Other income (loss), net	72,205	(2,117)	(25,166)
Finance income	2,596	1,438	1,948
Finance costs	(4,113)	(703)	(696)

Earnings before income taxes	294,525	159,589	232,042
Current income tax expense	(70,130)	(40,921)	(62,414)
Deferred income tax expense	(21,517)	(8,522)	(493)

Net earnings	$202,878	$110,146	$169,135

Basic earnings per share	$0.79	$0.52	$0.81
Diluted earnings per share	$0.77	$0.52	$0.80

Weighted average number of common shares outstanding (in 000's)
Basic	257,418	210,193	210,102
Diluted	258,360	211,967	211,382

(1)
General and administrative expense for Q1 2020 (Q1 2019 and Q4 2019) include general and administrative expenses of $15.0 million ($8.7 million and $10.1 million) and share based payment expense (recovery) of $(2.5) million ($3.4 million and $0.5 million).

Revenue

Revenue in Q1 2020 totalled $554.7 million, an increase of $249.8 million or 82% from $304.9 million in Q1 2019, with a 48% increase in sales volumes (344,586 ounces in Q1 2020 versus 232,929 ounces in Q1 2019) providing $146 million of the improvement and a $279 per ounce increase in the average gold price ($1,586 per ounce in Q1 2020 versus $1,307 per ounce in Q1 2019) having a $96 million favourable impact on revenue versus the same period a year earlier. In addition to volume and price factors, changes in foreign exchange rates increased revenue by $7.8 million compared to Q1 2019. Revenue in Q1 2020 was $142.3 million or 35% higher than $412.4 million the previous quarter, reflecting a $98 million favourable impact from a 24% increase in gold sales volumes, from 278,438 ounces in Q4 2019, and $36 million of revenue growth from a 7% increase in the average realized gold price from $1,481 per ounce the previous quarter. Excluding the impact of Detour Lake in Q1 2020, which contributed $179.4 million of revenue from January 31, 2020 to the end of the quarter, revenue in Q1 2020 totalled $375.3 million, based on sales volumes of 234,130 ounces and an average realized price of $1,583 per ounce. On the same basis, that is excluding the contribution from Detour Lake, revenue increased 23% from Q1 2019 and was 9% lower than the previous quarter due to a 16% reduction in gold sales volumes from the quarterly record level of 278,438 ounces in Q4 2019.

Net Earnings and Adjusted Net Earnings1

Net Earnings

Net earnings in Q1 2020 totalled $202.9 million ($0.79 per share), an increase of 84% from $110.1 million ($0.52 per share) in Q1 2019. Strong revenue growth was the primary factor contributing to the increase in net earnings from Q4 2019. The 82% increase in revenue, to $554.7 million, was driven by both higher gold sales and an improvement in the average realized gold price. Other favourable factors driving growth in net earnings included a $72.9 million foreign exchange pre-tax gain related to the strengthening of the US dollar against the Canadian and Australian dollars during Q1 2020, which resulted in other income for the quarter of $72.2 million pre-tax versus other loss of $2.1 million for the same period a year earlier, as well as lower expensed exploration costs with a higher proportion of exploration expenditures in Q1 2020 being capitalized compared to Q1 2019. Total exploration expenditures, including both expensed and capitalized exploration expenditures, totalled $36.0 million versus $17.6 million in Q1 2019.

Partially offsetting the favourable factors contributing to earnings growth were the impact of higher production costs and depletion and depreciation expense reflecting the addition of costs for the Detour Lake Mine as of January 31, 2020. In addition, net earnings were reduced by $33.8 million pre-tax of transaction costs related to the Detour Gold acquisition, as well as a $13.0 million pre-tax increase in royalty expense, with $7.2 million of the increase resulting from a new 2.75% royalty on gold sales at Fosterville introduced by the Victorian Government effective January 1, 2020. Finance costs increased year over year by $3.4 million pre-tax due largely to unrealized and realized mark-to-market loss on derivative contracts primarily related to hedge positions on diesel fuel held by Detour Gold. These contracts were closed out shortly after the acquisition was completed on January 31, 2020. Higher average shares outstanding also had an unfavourable impact on earnings per share, with average shares outstanding in Q1 2020 increasing 22%, to 257.4 million, from 210.2 million in Q1 2019. The increase in average shares outstanding related to the 77,217,129 shares issued as consideration for the acquisition of Detour Gold.

Net earnings in Q1 2020 of $202.9 million increased $33.8 million or 20% from $169.1 million the previous quarter. Earnings per share of $0.79 compared to $0.81 in Q4 2019 with the change reflecting a higher level of average shares outstanding from 210.1 million in Q4 2019 to 257.4 million in Q1 2020, with the increase resulting from the shares issued for the Detour Gold acquisition. Favourable factors impacting the change in net earnings quarter over quarter included strong revenue growth, reflecting both higher sales volumes and an improvement in the average realized gold price, as well as the impact of the $72.9 million pre-tax foreign exchange gains in Q1 2020, which resulted in other income of $72.2 million pre-tax versus other loss of $25.2 million in Q4 2019. The other loss in Q4 2019 reflected foreign exchange losses due to a weakening of the US dollar during the quarter. Partially offsetting the favourable factors contributing to higher net earnings were increased production costs and depletion and depreciation expense, largely due to the Detour Gold acquisition, the impact of the $33.8 million pre-tax transactions costs in Q1 2020 (versus transaction costs of $1.2 million pre-tax in Q4 2019) and higher royalty expense, due largely to the new 2.75% royalty on gold sales at Fosterville. Included among other factors that impacted the change in net earnings was a favourable impact from lower expensed exploration costs in Q1 2020, which was more than offset by higher levels of Corporate G&A, care and maintenance costs and finance costs quarter over quarter.

Adjusted Net Earnings1

Adjusted net earnings totalled $179.2 million ($0.70 per share) versus $113.8 million ($0.54 per share) for the same period in 2019 and $185.3 million ($0.88 per share) in Q4 2019. The difference between net earnings and adjusted net earnings in Q1 2020 related to the exclusion from adjusted net earnings of $72.9 million pre-tax ($52.5 million after tax) of foreign exchange gains, partially offset by the exclusion of $33.8 million pre-tax ($24.9 million after tax) of transaction costs related to the Detour Gold acquisition, $3.7 million pre-tax ($2.6 million after tax) of severance costs and $1.5 million pre-tax ($1.3 million after tax) related to a mark-to-market loss on fair valuing the Company’s warrant investments. The difference between net earnings and adjusted net earnings in Q1 2019 was the exclusion from adjusted net earnings of $2.3 million pre-tax ($1.6 million after tax) of purchase allocation adjustments on inventory. In Q4 2019, the main difference between adjusted net earnings and net earnings was the exclusion from adjusted net earnings of $23.3 million pre-tax ($16.1 million after tax) of foreign exchange losses.

Cash and Cash Flows

The Company’s cash balance of $530.9 million at March 31, 2020 compared to cash of $707.2 million at December 31, 2019. The change in cash during the quarter largely resulted from the use of $474.6 million of cash for financing activities, which more than offset strong cash generated from operating activities and also cash received from investing activities, the latter representing cash acquired as part of the Detour Gold acquisition. Net cash provided from operating activities totalled $241.5 million. Excluding the impact of $60.5 million of non-recurring transaction and restructuring costs, mainly related to the Detour Gold acquisition, adjusted net cash provided by operating activities(1) totalled $302.0 million, which compared to $175.8 million in Q1 2019 and $247.1 million the previous quarter. On the same basis, that is excluding non-recurring costs, growth in net cash provided by operating activities compared to both prior periods largely reflected higher levels of net earnings.

Net cash provided by investing activities of $60.7 million reflected the acquisition of $173.9 million of cash as part of the transaction to acquire Detour Gold. The addition of cash from the Detour Gold acquisition more than offset the use of cash for additions to mining interests and plant and equipment during the quarter. Contributing to the $474.6 million of net cash used for financing activities was $329.8 million of cash used to repurchase 9,713,500 shares through the NCIB, as well as $98.6 million to repay Detour Gold’s outstanding debt and $30.3 million to close out that company’s hedge positions relating to forward gold sales as well as hedges on currencies and diesel fuel. The Company also used $12.6 million of cash for the payment of the fourth quarter 2019 quarterly dividend of US$0.06 per share, which was paid on January 13, 2020 to shareholders of record on December 31, 2019.

Free Cash Flow1 and Adjusted Free Cash Flow1

Free cash flow in Q1 2020 totalled $130.9 million. Excluding the impact of $60.5 million of non-recurring transaction and restructuring costs, adjusted free cash flow for the quarter was a record $191.4 million, more than double the $94.5 million of adjusted free cash flow in Q1 2019 and 44% higher than $132.8 million the previous quarter. The increase in adjusted free cash flow reflected higher levels of net cash provided by operating activities, adjusted for non-recurring costs. Also contributing to the increases in free cash flow was $78 million of free cash flow from the Detour Lake Mine from January 31, 2020, the date it was acquired, to March 31, 2020. Additions to mineral properties and property, plant and equipment totalled $110.6 million in Q1 2020 versus $79.2 million in Q1 2019 and $114.3 million the previous quarter.

(1)	The definition and reconciliation of these Non-IFRS measures are included on pages 24-29 of this MD&A.

REVIEW OF OPERATING MINES

Macassa Mine Complex

Production at Macassa in Q1 2020 totalled 50,861 ounces compared to record quarterly production of 72,776 ounces in Q1 2019 and 56,379 ounces the previous quarter. Production in Q1 2020 resulted from processing 82,256 tonnes at an average grade of 19.7 g/t and average recoveries of 97.7%. The change from Q1 2019 reflected a record average grade at Macassa in Q1 2019 of 29.6 g/t mainly due to grade outperformance in a number of stopes in the SMC, as well as the impact in Q1 2020 of lower than planned tonnes processed and average grades, with lower tonnes processed largely resulting from disruptions caused by the COVID-19 pandemic. The change from Q4 2019 was mainly due to lower tonnes processed quarter over quarter.

Production costs in Q1 2020 totalled $26.4 million versus $22.4 million in Q1 2019 and $25.6 million the previous quarter. Operating cash costs per ounce sold averaged $536 in Q1 2020 versus $332 in Q1 2019 and $471 in Q4 2019. The increase in operating cash costs per ounce sold compared to both prior periods largely reflected lower sales volumes in Q1 2020 (50,765 ounces versus record sales of 67,305 ounces in Q1 2019 and 54,342 ounces the previous quarter) as well as higher costs related to increased levels of operating development and other mining costs during Q1 2020. AISC per ounce sold averaged $850 in Q1 2020 compared to $602 in Q1 2019 and $721 in Q4 2019. The change from Q1 2019 resulted from higher operating cash costs and the impact of lower sales volumes on unit costs. Sustaining capital expenditures were largely unchanged year over year, totalling $15.1 million versus $15.5 million in Q1 2019, but were higher on a per ounce sold basis, averaging $297 per ounce sold in Q1 2020 versus $231 per ounce sold for the same period a year earlier. Compared to the prior quarter, the most significant factor contributing to the increase in AISC per ounce sold was higher sustaining capital expenditures in Q1 2020, which at $15.1 million in Q1 2020 were 40% higher than $10.8 million in Q4 2019 (the lowest quarterly level in 2019). The increase in sustaining capital expenditures reflected higher levels of capital development in Q1 2020 as well as the timing for mobile equipment procurement, with a low level of procurement expenditures in Q4 2019. On a per ounce sold basis, sustaining capital expenditures averaged $297 versus $198 the previous quarter.

Growth projects: Growth capital expenditures at Macassa in Q1 2020 totalled $16.1 million. Of total growth expenditures, $11.1 million related to the #4 shaft project. During Q1 2020, sinking of the #4 shaft advanced 760 feet, reaching a total depth of 1,960 feet at March 31, 2020. Other work during the quarter included equipping the shaft, excavating the 1540 Level station and completion of the compressor house heat recovery unit. At March 31, 2020, the project was on care and maintenance as part of the Company’s response to the COVID-19 pandemic, with work resuming in late April. Based on the rate of progress to date, the Company conducted a review of the project in Q1 2020 and, as a result, modified the project scope and schedule. The #4 shaft is now expected to be completed in one phase, to a depth of 6400 feet, with project completion targeted for late 2022, over one year sooner than the initial project schedule. The project remains on budget with the revised schedule offering some potential for capital cost savings.

COVID-19 Update: The Macassa Mine began operating with a reduced workforce in March due to concerns over the COVID-19 virus. Based on high levels of absenteeism caused in part by and the introduction of travel restrictions between Ontario and Quebec, the mine was placed on reduced operations effective April 2, 2020 until April 30, 2020. Essential work that continued during this period related mainly to production, though at reduced levels, as well as water and environmental management. All non-essential activities were suspended, including exploration drilling, sinking work on the #4 Shaft project, work on a new surface ramp and mill upgrades. Sinking of the #4 Shaft resumed near the end of April. During the period of reduced operations, Macassa operated with approximately 65% of its normal workforce. In early May, the Company began a gradual ramp up of operations at Macassa, with the timing for reaching full levels of production to be determined by ongoing development related to the COVID-19 pandemic. Included among work resuming at the mine was underground diamond drilling as well as work on major capital projects, with work on the #4 shaft project having resumed in late April.

Detour Lake Mine

Production at Detour Lake from January 31, 2020, the date of acquisition by Kirkland Lake Gold, to March 31, 2020 totalled 91,555 ounces. Production for Q1 2020 was impacted by the transition of the mine to reduced operations effective March 23, 2020 as part of the Company’s response to the COVID-19 pandemic. During Q1 2020, the mine processed 3,708,022 tonnes at an average grade of 0.84 g/t at average recoveries of 90.9%. The average grade in Q1 2020 was lower than the previous quarter’s average grade of 0.93 g/t mainly due to a higher proportion of mill feed coming from stockpiles during Q1 2020 where grades are typically lower than from mine production. The increased processing of stockpiles reflected the move to reduced operations, as well as the impact of severe winter weather conditions in Q1 2020 and reduced availability of drilling equipment.

Production costs at Detour Lake Mine for the period January 31, 2020 to March 31, 2020 totalled $87.8 million. Operating cash costs per ounce sold averaged $696 in Q1 2020, which was better than the guidance range of $720 - $740 prior to the Company’s 2020 guidance being withdrawn on April 1, 2020. AISC per ounce sold averaged $1,108, in line with expected levels. Sustaining capital expenditures at Detour Lake from January 31, 2020 to March 31, 2020 totalled $48.3 million. All capital expenditures at Detour Lake Mine are reported as sustaining capital expenditures.

COVID-19 Update: The Company transitioned Detour Lake Mine to reduced operations in response to the COVID-19 pandemic effective March 23, 2020. Continuing activities at the mine include mill processing of reduced feed from the open pit and stockpiled ore, management of water levels during the spring run-off and environmental management activities. During this time, the mine operated with one shovel and eight trucks, which compares to normalized operations of five shovels and approximately 34 trucks. All personnel not essential for the performance of essential activities were off work until April 30, 2020. Approximately 300 workers were on site during the period of reduced operations, approximately 30% of the normal workforce during full operations. In addition to company-wide health and safety protocols, a number of additional measures applicable to a remote camp operation have been added to Detour Lake’s efforts to protect workers, including processes for the assessment, isolation and ambulatory evacuation of employees showing any kind of symptoms and increased food and camp accommodation hygiene safety. In early May, the Company commenced a gradual ramp up of operations at Detour Lake with the timing for reaching full levels of production to be determined by ongoing developments related to the COVID-19 pandemic.

Holt Complex

On February 19, 2020, the Company designated the Holt Complex as a non-core asset with plans to review options for maximizing value. In mid-March, the Company placed the Holloway Mine on care and maintenance, with no plans for a future resumption of operations. On April 1, 2020, the Company announced that operations were being temporarily suspended at the Taylor Mine and Holt Mine and Mill as part of the Company’s response to the COVID-19 pandemic. At the beginning of May 2020, the Company extended the temporary suspension of operations at the Holt and Taylor mines and Holt Mill for an indefinite period reflecting ongoing developments related to the COVID-19 virus and while the Company continues the strategic review of the Holt Complex assets involving the consideration of all options for the maximizing of value.

During Q1 2020, the Holt Complex produced 28,584 ounces, which resulted from processing 209,126 tonnes at an average grade of 4.6 g/t at average recoveries of 93.4%. Q1 2020 production compared to production of 30,658 ounces in Q1 2019 and 31,469 ounces in Q4 2019. The change from Q1 2019 reflected lower average grades and tonnes processed at both the Taylor and Holt mines, which was only partially offset by higher tonnes processed at Holloway. Compared to the previous quarter, the change in production mainly reflected a significant reduction in tonnes processed at the Holloway Mine, which more than offset the impact of higher average grades at both the Taylor and Holt mines. During March 2020, the Holloway Mine was transitioned to care and maintenance with no plans at the present time for a future resumption of operations.

Production costs totalled $28.4 million in Q1 2020 compared to $26.2 million in Q1 2019 and $25.2 million the previous quarter. Operating cash costs per ounce sold averaged $955 compared to $780 in Q1 2019. The change from the same period in 2019 largely reflected the impact of a lower average grade at all three mines on production and sales volumes as well as higher production costs at Holloway as the mine was being transitioned to care and maintenance. Higher operating cash costs per ounce sold in Q1 2020 versus Q4 2019 mainly reflected increased operating cash costs at the Taylor mine due largely to higher contractor and maintenance costs as well as the impact of lower tonnes processed on production and sales volumes quarter over quarter, which more than offset an improvement in the average grade. AISC per ounce sold averaged $1,368 compared to $1,075 per ounce in Q1 2019 and $1,321 per ounce in Q4 2019. Sustaining capital expenditures totalled $9.1 million ($306 per ounce sold) versus $7.5 million ($224 per ounce sold) in Q1 2019 and $15.6 million ($490 per ounce sold) the previous quarter.

COVID-19 Update: The Company temporarily suspended operations at the Holt Complex effective April 2, 2020, including the Holt and Taylor mines and Holt Mill, initially until April 30, 2020. A small number of employees continued to work while operations were temporarily suspended in order to manage the sites during this period with the Company’s COVID-19 health and safety protocols being implemented at each site. At the beginning of May 2020, the Company extended the temporary suspension of these operations reflecting ongoing developments related to the COVID-19 virus and while the Company continues the strategic review of the Holt Complex assets involving the consideration of all options for the maximizing of value.

Fosterville Mine

The Fosterville Mine produced 159,864 ounces in Q1 2020 based on processing 118,701 tonnes at an average grade of 42.4 g/t and average mill recoveries of 98.8%. Q1 2020 production increased 24% from 128,445 ounces in Q1 2019, when the mine processed 140,184 tonnes at an average grade of 29.0 g/t and average recoveries of 98.3%. The increase in production compared to the same period in 2019 resulted from a 46% increase in the average grade, reflecting higher levels of production from the high-grade Swan Zone compared to Q1 2019. Q1 2020 production compared to record quarterly production of 191,894 ounces the previous quarter when the mine recorded its highest ever average quarterly grade of 49.3 g/t at record average recoveries of 99.2%. The higher average grade in Q4 2019 reflected mine sequencing in the Swan Zone as well as the impact of grade outperformance in a number of Swan Zone stopes during the previous quarter.

Production costs were $18.9 million in Q1 2020 versus $21.4 million in Q1 2019 and $20.3 million the previous quarter. Operating cash costs per ounce sold averaged $126, a 13% improvement from $144 in Q1 2019, with the favourable impact of a 46% increase in the average grade on production and sales volumes and lower costs related to operating development largely accounting for the improvement. Operating cash costs per ounce sold in Q1 2020 were slightly higher than $106 in Q4 2019 when a record quarterly average grade of 49.3 g/t resulted in production for the quarter of 191,894 ounces and sales of 192,213 ounces. AISC per ounce sold averaged $313 versus $315 in Q1 2019 and $258 in Q4 2019. The comparison to both prior periods was impacted by a new 2.75% royalty introduced by the Victorian Government effective January 1, 2020. The new royalty contributed $7.2 million or $47 per ounce sold to AISC per ounce sold in Q1 2020. Excluding the impact of the new royalty, AISC per ounce sold in Q1 2020 was $266, 16% better than $315 in Q1 2019 and largely unchanged from the previous quarter. Sustaining capital expenditures in Q1 2020 totalled $17.3 million ($113 per ounce sold) compared to $18.9 million ($143 per ounce sold) in Q1 2019 and $25.3 million ($132 per ounce sold) in Q4 2019. Sustaining capital expenditures in Q4 2019 were higher than in Q1 2020 mainly due to significant levels of lateral and vertical capital development in the final quarter of 2019.

Growth projects: Growth capital expenditures at Fosterville in Q1 2020 totalled $6.5 million (excluding capitalized exploration expenditures). Work on growth projects during Q1 2020 focused on the mine's new ventilation system, targeted for commissioning in Q2 2020, and construction of a new power transformer, refinery and gold room, as well as a number of other projects.

COVID-19 Update: Fosterville Mine continued to operate throughout Q1 2020, with production largely remaining at target levels. The Company’s COVID-19 health and safety protocols were implemented, including remote work, social distancing, increased cleaning and hygiene and the suspension of all non-essential work and visits to site. Non-essential work suspended mainly involved all regional exploration drilling and work on a number of surface infrastructure projects, such as office, coreshed and storage facility expansions, as well as Aster (thiocyanate destruction) plant construction.

Northern Territory

The Cosmo mine and Union Reefs mill were placed on care and maintenance effective June 30, 2017. Following this move, the Company undertook extensive exploration programs at Cosmo, Union Reefs and, more recently, other selected targets. In addition, the Company’s advanced exploration work at both the Cosmo mine and Union Reefs mill, which resulted in the commencement of test mining of mineralization in the Lantern Deposit at Cosmo and test processing of this material at the Union Reefs mill in October 2019.

On February 19, 2020, the Company announced that the Northern Territory assets had been designated as non-core with the Company planning to consider strategic options for maximizing the value of these assets. In March 2020, the Company announced the suspension of test mining and processing in the Northern Territory and also the suspension of exploration activities. The decision reflected results of the test production to date, as well as other priorities within the Company. A small workforce remains in the Northern Territory to complete ongoing rehabilitation work.

Q1 2020 Financial Results and Conference Call Details
A conference call to discuss the Q1 2020 results will be held by senior management today, Wednesday, May 6, 2020, at 2:00 pm ET. Call-in information is provided below. The call will also be webcast and accessible on the Company’s website at www.kl.gold.

Date:	WEDNESDAY, MAY 6, 2020
Conference ID:	9680145
Time:	2:00 Pm ET
Toll-free number:	(833) 968-2183
International callers:	(825) 312-2102
Webcast URL:	https://services.choruscall.com/links/kl200506.html

Changes to Corporate Branding
As of May 1, 2020, the Company has changed is its email convention and website url to end with “kl.gold” instead of the former convention of “klgold.com”. The Company’s website address is now www.kl.gold. Using the contact names at the end of this press release, the new email convention is tmakuch@kl.gold and mutting@kl.gold. The change comes during the integration of Detour Lake and is intended to provide a consistent corporate branding across the new Kirkland Lake Gold. The new branding is also recognizes the truly unique, highly competitive position the Company has achieved within the gold mining industry with industry leading profitability and financial strength. The old corporate branding (“klgold.com”) will continue to be functional, both for email addresses and the website address for a period of time to provide a transition period.
Qualified Persons
The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Vice President, Technical Services and Eric Kallio, P.Geo, Senior Vice President, Exploration. Ms. Vaz and Mr. Kallio are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this press release.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

Non-IFRS Measures
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Free Cash Flow
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.
The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding non-recurring items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Operating Cash Costs and Operating Cash Costs per Ounce Sold
Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS.

Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.
The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital
Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

AISC and AISC per Ounce Sold
AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.
The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold
In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.
Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital
Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.
The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Shareholder Materials
Shareholders are reminded that the Company’s annual information form and annual audited financial statements have been filed with the various securities regulators and are available on the Company’s website at www.kl.gold. Shareholders have the ability to receive physical hard copies of the Company’s financial statements free of charge upon request at info@kl.gold.

Risks and Uncertainties
The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; outbreaks of the threat of outbreaks of viruses or other infectious disease, including COVID-19; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); reclamation obligations; regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2019 Annual Information Form and the Company’s MD&A for the period ended December 31, 2019 filed on SEDAR and as set out in the Company’s interim financial statements and MDA&A for the period ended March 31, 2019.

Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; liquidity risk; risks related to community relations; risks relating to the impact of COVID-19; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology and cybersecurity; timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine and the ventilation and paste fill plant project at the Fosterville Mine; permitting, the ability to obtain all necessary permits associated with the Detour Lake Mine and various expansion projects; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form and financial statements and related MD&A for the financial year ended December 31, 2019 and 2018 and the Company’s interim financial statements and MD&A for the period ended March 31, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Information Concerning Estimates of Mineral Reserves and Measured, Indicated And Inferred Resources
This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).
Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold